Securities and Exchange Commission,

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Boston Financial Qualified Housing Tax Credits L.P. III

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Scott M. Herpich

LATHROP & GAGE L.C.

2345 Grand Avenue, Suite 2800

Kansas City, Missouri 64108-2684

(816) 292-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

12/18/05

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Bond Purchase, L.L.C. 43-1727861

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☐
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	745.5 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	745.5 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			745.5 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			0.75%

(14) Type of Reporting Person (See Instructions)                              OO

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Park G.P., Inc. 43-1838322

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☐
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	20 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	20 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			0.02%

(14) Type of Reporting Person (See Instructions) CO

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Paco Development, L.L.C. 05-0578540

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☐
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	3,824 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	3,824 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			3,824 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			3.82%

(14) Type of Reporting Person (See Instructions) OO

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Anise, L.L.C. 04-3044617

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☐
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	3,231 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	3,231 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			3,231 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			3.23%

(14) Type of Reporting Person (See Instructions) OO

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
SLCas, L.L.C. 20-1027865

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☐
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	3,844 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	3,844 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			3,844 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			3.84%

(14) Type of Reporting Person (See Instructions) OO

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
David L. Johnson

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☐
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	4,589.5 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	4,589.5 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			4,589.5 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			4.59%

(14) Type of Reporting Person (See Instructions) IN

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Sandra L. Castetter

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☐
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	4,589.5 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	4,589.5 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			4,589.5 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			4.59%

(14) Type of Reporting Person (See Instructions) IN

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Christopher J. Garlich Trust

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☐
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	3,231 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	3,231 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			3,231 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			3.23%

(14) Type of Reporting Person (See Instructions) OO

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Christopher J. Garlich, as trustee of the Christopher J. Garlich Trust

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☐
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	3,231 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	3,231 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			3,231 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			3.23%

(14) Type of Reporting Person (See Instructions) IN

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Jose L. Evans

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☐
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	3,231 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	3,231 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			3,231 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			3.23%

(14) Type of Reporting Person (See Instructions) IN

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Denise Evans

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☐
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	3,231 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	3,231 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			3,231 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			3.23%

(14) Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Amendment No. 1 ("Amendment No. 1") to the statement on Schedule 13D relates to units of limited partnership (the "Units"), Boston Financial Qualified Housing Tax Credits L.P. III, a Delaware limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at 101 Arch Street, Boston, Massachusetts 02110.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the original statement on Schedule 13D, and the amendments thereto.

Item 2. Identity and Background.

(a)       This Amendment No. 1 is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange commission pursuant to Section 13 of the Act:

(i)         Bond Purchase, L.L.C., a Missouri limited liability company ("Bond Purchase"),

(ii)	Park G.P., Inc., a Missouri corporation ("Park"),

(iii)	Paco Development, L.L.C., a Missouri limited liability company ("Paco"),

(iv)	Anise, L.L.C., a Missouri limited liability company ("Anise"),

(v)	SLCas, L.L.C., a Missouri limited liability company ("SLCas"),

(vi)	David L. Johnson ("Mr. Johnson"),

(vii)	Sandra L. Castetter ("Ms. Castetter"),

(viii)	Christopher J. Garlich Trust, a trust ("Garlich Trust"),

(ix)	Christopher J. Garlich, as trustee of the Garlich Trust ("Mr. Garlich"),

(x)	Jose L. Evans ("Mr. Evans"), and

(xi)	Denise Evans ("Ms. Evans").

Bond Purchase, Park, Paco, Anise, SLCas, Mr. Johnson, Ms. Castetter, the Garlich Trust, Mr. Garlich, Mr. Evans and Ms. Evans are collectively referred to as the "Reporting Persons" in this Amendment No. 1. The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 31, 2005, a copy of which was filed with the original Schedule 13D as Exhibit 99.1 (which is incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Below is information concerning certain managers, executive officers and directors of the Reporting Persons, which information is disclosed in accordance with Item 2 and Instruction C to Schedule 13D. Mr. Lund, Ms. Duffield, Mr. Alvey and Mr. Watson are sometimes collectively referred to as the "Officers" in this Amendment No. 1.

Erik Lund ("Mr. Lund"), a United States citizen whose business address is 104 Armour, North Kansas City, Missouri 64116, is a manager of Anise, Paco and SLCas. Since July 2004, Mr. Lund has been employed by Maxus Properties, Inc., a Missouri corporation located at 104 Armour, North Kansas City, Missouri 64116 ("Maxus Properties") as its Acquisitions Manager. Maxus Properties’ principal business is commercial real estate management.

DeAnn Duffield ("Ms. Duffield") a United States citizen whose business address is 104 Armour, North Kansas City, Missouri 64116, is (i) Vice President of Reporting & Administration for Maxus Properties and (ii) Secretary for Maxus Realty Trust, Inc., a Missouri corporation located at 104 Armour, North Kansas City, Missouri 64116 ("MRTI"). MRTI's principal business is investing in apartment complexes. Ms. Duffield also serves as President and Secretary of Park and a manager of Anise, Paco and SLCas.

John W. Alvey ("Mr. Alvey"), a United States citizen, serves as Vice-President of Park. Mr. Alvey also serves as Vice President and Chief Financial and Accounting Officer of MRTI. Mr. Alvey also has served as Executive Vice President of Maxus Properties since 1988.

David E. Watson ("Mr. Watson"), a United States citizen, is the sole director of Park. Since January 2004, Mr. Watson has been Managing Member of Corporate Equity Partners. Corporate Equity Partners is located at 104 Armour, North Kansas City, Missouri 64116, and its primary business is private equity investments.

(b)         (i)        The address of the principal business office of Bond Purchase is 104 Armour Road, North Kansas City, Missouri 64116.

(ii)         The address of the principal business office of Park is 104 Armour, North Kansas City, Missouri 64116.

(iii)        The address of the principal business office of Paco is PO Box 34729, North Kansas City, Missouri 64116.

(iv)        The address of the principal business office of Anise is 1001 Walnut, Kansas City, Missouri 64106.

(v)        The address of the principal business office of SLCas is 104 Armour, North Kansas City, Missouri 64116.

(vi)        The address of the principal business office of Mr. Johnson is 104 Armour Road, North Kansas City, Missouri 64116.

(vii)       The address of the residence of Ms. Castetter is 4217 N. Hickory Lane, Kansas City, Missouri 64116.

(viii)      The address of the principal business office of the Garlich Trust is 12800 Corporate Hill Drive, Suite 300, St. Louis, MO 63131.

(ix)        The address of the principal business office of Mr. Garlich is 12800 Corporate Hill Drive, Suite 300, St. Louis, MO 63131.

(x)        The address of the principal business office of Mr. Evans is 1001 Walnut Street, Kansas City, MO 64106.

(xi)        The address of the residence of Ms. Evans is 4400 N. Mulberry Drive, Kansas City, MO 64116.

(c)        (i)        The principal business of Bond Purchase, Park, Paco, Anise and SLCas is investing in limited partnerships such as the Issuer and in other forms of real estate oriented investments, and conducting other activities incidental to that business.

(ii)                Mr. Johnson has served as a Trustee, Chairman of the Board, President and Chief Executive Officer of MRTI since May 11, 2004. He also served as (i) a Trustee from November 27, 1999 until May 13, 2003 and (ii) Chief Executive Officer from November 27, 1999 until January 25, 2002. Mr. Johnson has also served as Chairman of Maxus Properties since its inception in 1988. Maxus Properties employs more than 200 people to manage 43 commercial properties, including more than 6,500 apartment units and approximately 400,000 square feet of retail and office space.

(iii)	Ms. Castetter is not employed.

(iv)              The Garlich Trust is a revocable living trust with Mr. Garlich's immediate family members as its beneficiaries. The trustee is Mr. Garlich, who has all voting and investment power.

(v)        Mr. Garlich has served as a Trustee of MRTI since November 27, 1999. He is the Executive Vice President and member of Bancorp Services, LLC, a Missouri limited liability company, located at 12800 Corporate Hill Drive, Suite 300, St. Louis, MO 63131, specializing in the development, administration and distribution of life insurance products to the corporate and high net worth marketplace. Mr. Garlich, through the Garlich Trust, is also the majority shareholder of Maxus Properties.

(v)        Mr. Evans has served as a Trustee of MRTI since May 13, 2003. He is President and sole owner of Assured Quality Title Trust, a real estate title insurance agency and escrow company located at 1001 Walnut Street, Kansas City, MO 64106.

(vi)	Ms. Evans is not employed.

(d)-(e)  During the past five years, the Reporting Persons, and to the best of the Reporting Persons' knowledge, the Officers, have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Mr. Johnson, Ms. Castetter, Mr. Garlich, Mr. Evans and Ms. Evans are each a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to acquire the 7,820.5 Units reported in this Amendment No. 1 was approximately $240,966.40. All 7,820.5 Units were acquired by Bond Purchase, Anise, Paco and Park with funds from cash capital contributions.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the Units to obtain a substantial equity interest in the Issuer for investment purposes. The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)       Each of the Reporting Persons may, and certain of the Reporting Persons currently do intend to acquire additional Units in the future. Any such acquisition may be made through private purchases, through one or more tender or exchange offers or by any other means deemed advisable by the Reporting Persons. In determining from time to time whether to sell (either directly or by a sale of one or more interests in the Reporting Persons) the Units reported as beneficially owned in this Amendment No. 1 (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.

(b)       Currently, none of the Reporting Persons have any plans or proposals for any extraordinary transaction such as a merger, reorganization or liquidation involving the Issuer.

(c)       Currently, none of the Reporting Persons have any plans or proposals for any sale or transfer of a material amount of assets involving the Issuer.

(d)       Currently, none of the Reporting Persons intend to change management and control of the Issuer.

(e)       Currently, none of the Reporting Persons have any plans or proposals to change the present capitalization or dividend policy of the Issuer.

(f)        Currently, none of the Reporting Persons have any plans or proposals for any other material change in the Issuer's business or corporate structure.

(g)       Currently, none of the Reporting Persons have any plans or proposals for any changes to the Issuer's bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Issuer by any person.

(h)       Currently, none of the Reporting Persons have any plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)        Currently, none of the Reporting Persons have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act.

(j)        The Reporting Persons do not have, as of the date of this Amendment No. 1, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals at any time in the future. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise (which may be with the Issuer or with third parties), to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b).       The information contained on the cover pages to this Amendment No. 1 is incorporated by reference. As of December 20, 2005, (i) Mr. Johnson, as a majority equity interest owner of Bond Purchase and the spouse of Ms. Castetter, is the beneficial owner of 4,589.5 Units, or approximately 4.59% of the 100,000 Units believed to be outstanding, (ii) the Garlich Trust, Mr. Evans and Ms. Evans, as the members of Anise, are beneficial owners of 3,231 Units, or approximately 3.23% of the 100,000 Units believed to be outstanding, (iii) SLCas, as the sole member of Paco and the sole shareholder of Park, is the beneficial owner of 3,844 Units, or approximately 3.84% of the 100,000 Units believed to be outstanding and (iv) Ms. Castetter, as the sole member of SLCas and a majority equity interest owner of Bond Purchase, is the beneficial owner of 4,589.5 Units, or approximately 4.59% of the 100,000 Units believed to be outstanding. Each other individual Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual Reporting Persons resulting solely from the existence of a group. The Reporting Persons expressly disclaim the existence of a group between Anise and the other Reporting Persons.

(c)       The Reporting Persons effected transactions resulting in acquisitions of the following amounts in the past 60 days. Although the Reporting Persons below have an agreement to acquire the Units set forth below, the Issuer's general partner controls the timing of the transfer of these Units, and has indicated it may deny the transfer of Units. Thus, until the Issuer's transfer agent provides confirmation of transfers, which occurs on a quarterly basis, the Reporting Persons below cannot be certain that the Units will be transferred.

(i)         Paco purchased 2,432 Units in a private purchase effected December 18, 2005, at a price of $27.5 per Unit, and 126.5 Units pursuant to a limited purchase offer sent to the Issuer's limited partners, which Units were accepted for purchase December 19, 2005, at a price of $33 per Unit. In each case, consideration was paid in cash, or will be paid in cash in the case of certain pending transfers.

(ii)         Anise purchased 138 Units pursuant to a limited purchase offer sent to the Issuer's limited partners, which Units were accepted for purchase December 15, 2005, at a price of $29 per Unit, which consideration was paid in cash, or will be paid in cash in the case of certain pending transfers.

(d)       No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Units other than the Reporting Persons identified in this Amendment No. 1.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Units, including, but not limited to, transfer or voting of any such Units, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

BOND PURCHASE, L.L.C.

By:  /s/ David L. Johnson

David L. Johnson, Member

Dated: January 11, 2006

PARK G.P., INC.

By:  /s/ DeAnn Duffield

DeAnn Duffield, President

Dated: January 11, 2006

PACO DEVELOPMENT, L.L.C.

By:  /s/ DeAnn Duffield

DeAnn Duffield, Manager

Dated: January 11, 2006

ANISE, L.L.C.

By:  /s/ Erik Lund

Erik Lund, Manager

Dated: January 11, 2006

SLCas, L.L.C.

By:  /s/ DeAnn Duffield

DeAnn Duffield, Manager

Dated: January 11, 2006

/s/ David L. Johnson

David L. Johnson

Dated: January 11, 2006

/s/ Sandra L. Castetter

Sandra L. Castetter

Dated: January 11, 2006

CHRISTOPHER J. GARLICH TRUST

By:  /s/ Christopher J. Garlich

Christopher J. Garlich, Trustee

Dated: January 11, 2006

/s/ Christopher J. Garlich

Christopher J. Garlich, as sole trustee of the
Christopher J. Garlich Trust

Dated: January 11, 2006

/s/ Jose L. Evans

Jose L. Evans

Dated: January 11, 2006

/s/ Denise Evans

Denise Evans

Dated: January 11, 2006